July 21, 2009

Via U.S. Mail and Facsimile (203-222-7976)

Ronald M. DeFeo
Chairman and Chief Executive Officer
Terex Corporation
200 Nyala Farm Road
Westport, Connecticut 06880

> **Re:** **Terex Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 1-10702**
> **Response Letter Dated July 17, 2009**

Dear Mr. DeFeo:

We have reviewed your response letter dated July 17, 2009, and we have the following comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 2 of our letter dated June 25, 2009. You discuss qualitative materiality in terms of the legality of your activities in countries identified as state sponsors of terrorism. However, the investor sentiment referenced in our comment does not turn on the legality of contacts with those countries. Please expand your discussion to address materiality in light of the referenced investor sentiment notwithstanding the legality of your contacts with Iran, Sudan and Syria.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Peggy Fisher
        Assistant Director
        Division of Corporation Finance